UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 June 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

The following was received on 11th June 2015 by CRH plc from Baillie Gifford & Co and Baillie Gifford Overseas.

Date:           12th June 2015

Contact
Diarmuid Enright
Assistant Company Secretary
Tel: 00 3531 6344340

Notice Pursuant to Part 17, Chapter 4 of the Companies Act 2014

To           CRH plc (the “Company”)
Belgard Castle
Clondalkin
Dublin 22
Ireland

The matters set out in the table below are hereby notified by the person named as the Notifier in the table below pursuant to Part 17, Chapter 4 of the Companies Act 2014 of Ireland.

Name of person, body corporate, firm, etc. having the notifiable interest (“Notifier”)	Ballie Giffod & Co and Baillie Gifford Overseas Limited as discretionary managers for their clients
Address of the Notifier	Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN
Date of this notice	11 June 2015
Notifiable event (“Event”)	Implementation of the Companies Act 2014
Date of Event	1 June 2015
No. of shares in which interested immediately before the Event	No.	Class
27,806,321	Ordinary Shares
No. of shares in which interested immediately following the Event	27,806,321	Ordinary Shares
Details of each registered holder of the shares if different from the Notifier	No. of shares before the Event	No. of shares after the Event	Name and address of registered holder
Baillie Gifford & Co (BG&Co) is aScottish Partnership and is the ultimate parent of a group of companies.  Baillie Gifford Overseas Limited (BGO) is a wholly ownerd subsidiary of BG&Co.  Both companies are investment managers who act under discretionary investment management agreements for their clients

The address for BG&Co and BGO is Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3 AN.

Does the notifiable interest arise from an agreement referred to in Section 1055 of the Companies Act 2014 of Ireland? (If yes, provide names and addresses of the parties to the agreement, the number of shares each party is interested in individually and the registered holder of such shares if different.)
No.

Yours sincerely,

___________________
for and on behalf of Baillie Gifford & Co and Baillie Gifford Overseas Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 12 June 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director